SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 13)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2005
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)

























CUSIP No. 936750108                  13D/A
Page 1 of 10 Pages


CUSIP No. 936750108                  13D/A
Page 2 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		112,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				112,684
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		112,684
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 3 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
		56-2393841
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		5000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				5000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		5000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners Opportunity Fund, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 4 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS II, L.P.
		48-1289758
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		2000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				2000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		2000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN
__________________________________________________________

Filing by Santa Monica Partners II, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 5 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		112,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				112,684
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		112,684
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 6 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
WC (of Santa Monica Partners Opportunity Fund, L.P. and
Santa Monica Partners II, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		7000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				7000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
12	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		7000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by Santa Monica Partners Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P.
	and certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		119,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				130,000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		130,000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.4%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________

Filing by Lawrence J. Goldstein of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 8 of 10 Pages


WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
(AMENDMENT No. 12)


Item 1.  Security and Issuer.

No Change


Item 2.   Identity and Background.

a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), Santa Monica Partners Opportunity Fund, L.P. a Delaware limited partnership ("SMPOF"), Santa Monica Partners II, a Delaware limited partnership ("SMPII"), SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Santa Monica Partners Asset Management, LLC, a Delaware limited liability company that acts as the general partner of SMPOF and SMPII ("SMPAM"), and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management and SMPAM.

(b)-(c) The principal business of Santa Monica Partners, SMPOF and SMPII is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management and SMPAM is to provide investment advice to and to manage the business and affairs of Santa Monica Partners, SMPOF and SMPII respectively. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, SMPAM, and indirectly, Santa Monica Partners, SMPOF and SMPII. The principal business address of Santa Monica Partners, SMPOF, SMPII, SMP Asset Management, SMPAM, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners, SMPOF and SMPII was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by SMP Asset Management, SMPAM and Mr. Goldstein, as President and sole owner of SMP Asset Management and SMPAM, was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of


CUSIP No. 936750108                  13D/A
Page 9 of 10 Pages


all funds for purchases by Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.


Item 4.  Purpose of Transaction.

On November 14, 2005 Santa Monica Partners, L.P. transmitted a letter to the Board of Directors of Warwick Valley Telephone the "Issuer. Such letter of November 14, 2005 is annexed hereto as
Exhibit 1 and is incorporated by reference.


Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of November 14, 2005: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 130,000 Shares, or 2.4% of the Shares outstanding; (ii) Santa Monica Partners had sole voting and sole dispositive power over 112,684 Shares; SMPOF had sole voting and sole dispositive power over 5,000 Shares; SMPII had sole voting and sole dispositive power over 2,000 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 119,684 Shares and sole dispositive power over 130,500 Shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

			Amount 	Price per
Date			Bought	Share		Purchaser
None

(d) No Change

(e) No Change


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

No Change


Item 7.  Material to be filed as Exhibits.



Exhibit 1:

November 14, 2005 letter from Santa Monica Partners, LP to the Board of Directors of the Issuer.


Exhibit 2:

Agreement of Joint Filing by and among Santa Monica Partners,
L.P., Santa Monica Opportunity Fund, L.P. and Santa Monica
Partners II, L.P., dated November 14, 2005


CUSIP No. 936750108                  13D/A
Page 10 of 10 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



Exhibit 1:

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538
WWW.SMPLP.COM
Tel: 914.833.0875
Fax: 914.833.1068
ljgoldstein@bloomberg.net

November 14, 2005

Members of the Board of Directors
Fred M. Knipp
Wisner H. Buckbee, Chairman
Robert J. Devalentino,
Herbert Gareiss Jr., President & CEO
Henry L. Nielsen Jr.,
Philip S Demarest,
William E. Morrow,
Dr. Joseph E. Deluca, and
Ms. Corinna S. Lewis
Warwick Valley Telephone Company
47 Main Street
Warwick, NY   10990


Dear Herb Gareiss and Members of the Board of Directors:


When it comes to Truth vs. ISS Templates "The truth is always the strongest argument."
- Sophocles

And by the way, "Opinions without any support are worth zip"
          	- Phillip Goldstein, director of numerous public corporations

We write to you to in response to your 8-K and press release of Nov 2, 2005 with reference to Announcing ISS and Glass Lewis Recommendations and the Nov 3, Dear Fellow Shareholder letter contained, for some strange reason, not in a Press Release but in a Schedule A (Rule 14A-101) concerning what you termed Misleading Shareholders or Just Misunderstanding the Facts?

Institutional Shareholder Services (ISS) Opinion

Unless you are intending to hide the full reports from shareholders, in order for all shareholders to make an informed decision, we call upon you to in the interest of both full disclosure and fair play to immediately make the full ISS and GL opinion letters, containing the reasoning for which they based their dubious conclusions and recommendations, public and available to all shareholders.

Obviously, the reason ISS's report on Warwick does not suggest voting for the Maximize Value Proposal (Item 4 in the proxy) is that the template they use considers merely the macro financials. It does not take into consideration the underlying material financial facts such as the fact that the Plain Old Telephone System business (POTS) has had annually declining earnings, and is now, in 2005, losing money ($2.6 million in the red in the first nine months of this year), or the fact that net the passive investments accounted for 143% of Income Before Income Taxes in this year's first nine months.

Obviously ISS also uses unrealistic non-real world guidelines in calling a director "independent."

Let's be serious. The ISS claim that "only one inside director and no affiliated outsiders serve on the board" of course reflects a failure to dig into the history and the relationships of Directors, hence, their recommendation on this key matter is a result of their failure and misunderstanding of the facts.

How can Fred M. Knipp be free from the influence, guidance, or control of others? Fred Knipp served as the Company's President for more than twelve years. Mr. Knipp ran the show with an iron hand during all his years as President; he even fired President M Lynn Pike for daring to have disagreed with him. Now you want shareholders to believe, as ISS was apparently willing to do, that following a few short years without his long-held top management position and history, that he is truly "independent" and represents shareholder interests as opposed to management interests?

ISS called Mr. Joseph J. Morrow an "Independent" director, Yet Mr. Morrow was never even elected to be a director by shareholders whom he is supposed to represent. He was in fact appointed by the insider Board members in a self serving/dealing procedure in December 2004. Moreover, Mr. Morrow's Company is in the employ and on the payroll of Warwick. He is the founder and President of Morrow & Company - a firm that Warwick paid $64,917 in 2003 and $67,633 in 2004, ($56,000 attributable to "services" provided directly by Morrow & Co.) and an undisclosed sum (possibly much larger) in 2005 for proxy solicitation services to defeat the Maximize Shareholder Value Proposal.

 In other words, if the company is sold, Mr. Morrow loses Warwick as a client. So how can shareholders possibly believe that he represents shareholders best interests when they neither elected him nor have any demonstrable basis for even thinking that he will represent them or that he will vote as a true independent?

As a matter of fact whenever a shareholder has made a suggestion to the Board it has always been given short shrift and ignored. And thus when a shareholder's only recourse is to exercise his right to submit a proposal to shareholders in order to have his suggestions heard, the so called "Independent" Director Mr. Morrow, is paid by the Board with shareholders own money, to oppose shareholders.

So called independent director Corinna S. Lewis's brother is the President of John W. Sanford & Sons, Inc., a company that received $247,000 dollars from Warwick as premiums on certain insurance policies. How can Corinna truly serve as an independent when her brother's company receives a quarter of a million dollars from Warwick? She, by the way, on more than one occasion sold shares of Warwick just before negative, material, nonpublic information she knew about or should have known about, was released to the public, thus taking obvious advantage of the public shareholders of Warwick. Independent she is, but obviously not from Management; rather her relationship appears entwined and very cozy with them since the Board saw nothing wrong with this outrageous conduct.

Then there is Phillip S. Demarest who served as vice president, secretary and treasurer of Warwick for twenty-six years before finally retiring in 1998. As mentioned with regard to Fred Knipp, merely the passage of just a little time out of office as a member of the management hardly erases twenty-six years of loyal managerial service. Is this suddenly supposed to provide such a gentleman with a cloak of independence and a dousing of independent shareholder representative tilting juices?

Although ISS may feel these Board Members are independent, it is obvious these fine folks are not truly independent. Why is it you can't call a spade a spade here? Why are you always so unwilling to recognize a duck when you see one walking and hear it quacking?

ISS's report states, "The Company has established a unique record of continuous payment of cash dividends for almost 100 years. Since 1998, the company has increased its dividend payout by 109 percent." But the point is the dividend should be 150% higher than today's 80 cents. Peculiarly, ISS disregarded the fact that Warwick today has the option of splitting into two companies, one being an Investment Company which can easily pay out a $2 per share dividend vs. the current $0.80 dividend.

"The company's cumulative shareholder returns (as presented in the Warwick proxy statement) has outpaced both its peer group and the Russell 2000 average." Again, a nice thing to say on paper, but the last five years shows nothing but annual declines in operating income - and this year now a loss! It is a new world for Telecom today. A competitive world in which, for example, Comcast, the cable TV Company, is eating Warwick's triple play lunch. Warwick, as stated in its own SEC filings, knows not what to do about this. As a direct result of Comcast competition Warwick has lost customers, seen rates decline and fallen into the red. What years could ISS possibly of had in mind when considering historical fact? The last century when phone companies were monopolies?

Clearly, ISS rendered its template opinion in Ostrich-like fashion. Unless something rapidly changes, what has been happening to the POTS over the past five years will continue to steer the company in a downward spiral. Need we remind you that the operating business is now losing money?

Therefore, it is critical and of key importance to note that ISS made a point in its analysis about selling Warwick that you failed to disclose in your press release. ISS made the point that "...hiring an investment banker to seek alternatives to enhance share value often results in a higher stock price, as investors expect the company to seek competing merger offers soon. The end result may be an offer price that represents a market premium to most or all shareholders." ISS then pointed out, "This scenario is only beneficial to long-term shareholders when the company's prospects are dim for reasons such as the permanent decline of an industry or company-specific factors, such as poor management, ineffective strategy, or unwise acquisitions, and if the share price cannot reasonably expected to rebound." This description fits Warwick perfectly because Warwick's POTS business (Telecom) prospects are dim for reasons such as the permanent decline of an industry [the traditional telephone business] or company [Warwick] specific factors, such as poor management, ineffective strategy.. and if the share price [of Warwick] cannot reasonably be expected to rebound." Unfortunately, this is Warwick to a "T".

Misleading Shareholders or Just Misunderstanding the Facts

We have been security analysts and investors in public securities since 1959 - a long time in which to have seen and done much and to observe corporate America in no small detail. Never in our forty-six year career have we witnessed a worse example of corporate mismanagement than we do in Warwick Valley Telephone.

1. Warwick's own auditor PricewaterhouseCoopers (PWC) issued a scathing report in which they enumerated management's own cited control deficiencies that represent material weaknesses where
Warwick was mismanaged.

We quote just one of the numerous deficiencies listed: "The Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the selection and application of generally accepted accounting principles ("GAAP") commensurate with the Company's financial reporting requirements."

2. Warwick has a share price that has fallen from a closing high of $34 reached on November 12, 2003 to $23.13 bid now Shareholders have lost nearly 33% of their share value in just the past two years.

3. Warwick is pouring money from a sensational passive investment (The Orange County Poughkeepsie Cellular Limited Partnership) into a steadily declining, highly and increasingly competitive business. Not to mention, this business is losing customers as giant companies such as Comcast and others pursue it, which you acknowledge in your 10-K filings is, in effect, eating Warwick's lunch with no prospects of stopping.

Specifically in your very own words you stated: "Cablevision began to compete with the Company in its historical footprint for its traditional access line customers by offering a triple play package of voice, video and data." And then you went on to say that Warwick's future is beyond your control and in the hands of your competitors. Specifically you stated: "Whether customer and pricing levels can be maintained depends, in part, on the actions of existing competitors, the possible entry into the market of new competitors, the rate of technological change and the level of demand for voice, video and data services".

4. Warwick pays an $0.80 cent dividend when it could restructure and then easily pay about $2 in dividends - if it separated into an Investment Company and an Operating Telecom Company.

5. Warwick appears to us to be in violation of the Investment Company Act. Furthermore, by admitting yourself (in the 10-K) that you may be an investment company and may need to restructure your assets or activities in order to remain in compliance with the Investment Company Act of 1940, it is obvious you too have some concerns about this.

Based upon the facts at hand and not a fiction or figment of anyone's imagination, Warwick is an Investment Company. Look, it has been many, many years since the operating business provided the majority of the Income. In the first of nine months this year the POTS has lost millions of dollars and the passive investments have accounted for all of Warwick's earnings!

We submit to you that in December 2003 when you filed amendment number 2 to your Application for Order of Exemption as an Investment Company you valued the Cellular partnership at $22.5 million, other investments at $3 million, ZefCom at $2 million, and HVDN at $1million. It is also a fact that since then you have sold yet another investment, DataNet for $4,492,000. It certainly is a clear fact that Warwick is an active investor in passive investments and holds and manages a valuable portfolio.

Also in the December 2003 filing with the SEC you claimed the operating Telecom business was valued at $91 million or 17.8 times Operating Income of the then latest reported year (2002) and 28.6 times Operating Income of 2003 which had yet to be reported. When you made these valuations, the operating telephone business had earned $5.1 million in 2002 and went on to report 2003 Operating Income of $3.177 million.

It was on the basis of these operating Income figures that you valued the Operating Telco business at 17.8 times 2002 Income and
28.6 times 2003 Income. Today such valuation multiples are vastly out of proportion with market conditions, if you believe Mr. M. Lynn Pike the Company's recent past President and Mr. Paul Sturgeon, of Nations Media and other analysts who cite 7-7.5 multiples of EBITDA as the current prevalent valuation metric to value a telephone business such as Warwick's.

Moreover, so far this year the Company has registered only losses in 2005. These losses have mounted as the year has worn on and amounted to $2,588,000 million in the first nine months vs. a profit of $1,465,000 in the same period of the prior year.

You have in Warwick's recently released 2004 10-K and 2005 Q's for Q-1, Q-2 and Q-3 acknowledged many problems, not the least of which from an operating point of view is the Cable Company (Comcast) competition which has significantly eroded the basic Warwick telephone services business and caused a significant loss of customers.

Clearly, the Telco business, i.e. the operating, active business of Warwick, is in difficulty and awash in red. It is not possible for it to be worth anywhere near the $91 million you said it was worth as of December two short years ago.

The passive investment in the Cellular Partnership, on the other hand, is now earning, at the third quarter 2005, a run rate of $11.6 million vs. having earned $7.3 million in 2002 when you valued it at a ridiculously low $22.5 million or 3.1 times Net Income. Using your parameters regarding income, the Cellular partnership must, today, be at least worth $36 million would you say? We believe this valuation too is of course ridiculously low and that the Cellular partnership by any reasonable estimate is clearly worth a multiple of this sum. However, you will find no argument about the operating business being worth substantially less than last valued by you.

It is also correct that at least 40% of Warwick's assets valued at today's market is comprised of passive investments in the company's investment portfolio. We believe this to be very clearly the case. The Telecom business of Warwick today can generously, but dubiously, be valued at $44 -70 million depending upon EBITDA estimates and the investment portfolio can realistically be valued at the same, or in our opinion, a much greater value. Thus, it is clear as noted above that at least 40% of Warwick's assets are invested in passive investments indicating the Company is above the threshold for being an investment company.

6. Warwick has lost 80% of its top management as two officers were fired and three others have quit in the past year or so. Only one officer named in the current proxy statement remains.

7. How can you, in good faith, and with shareholder value enhancement being at the forefront of your actions, make the following statement? "Based on the company's performance over the past five years, in our opinion, there is no compelling evidence that the drastic measure described by the proponent is in shareholder's best interests."

Below is the performance over the past five years. Do you really believe that with this record there is no compelling evidence that drastic measures need to be taken?


Revenues ($000)
2004	$27,678
2003	$28,649
2002	$27,547
2001	$27,418
2000	$26,606

Operating Income ($000)
2005	($2,588) (9 months ended 9/30/05)
2004	$1,114
2003	$3,177
2002	$5,111
2001	$6,750
2000	$7,640

The first nine months of 2005, ended 9/30/2005, operating income is not only down but is now in the red to the tune of a $2,588,000 loss.

Warwick is losing money in it's actively managed telephone business in a new highly competitive telecom world in which it can't afford to compete against the giant corporations arrayed against it.

Warwick is now on course to record it's the sixth straight year of declining operating income and in so doing reporting a loss for 2005.

There Is One More Item You need to Address And Come Clean On And
Explain.

The Company noted in its first quarter 10-Q filing this year that Operating Revenues decreased by $971,000 and due primarily to a reduction in network access service revenues and rate reductions attributable to the implementation of a regulatory agency order by the New York State Public Service Commission (NYSPSC) with an effective date of January 1, 1999. The Company did not implement the rate reduction as it was ordered and required to do by the NYSPSC. Therefore, Warwick had to restate its financial statements for all prior periods affected to reduce revenue. Furthermore, a large interest bill will have to be paid by the Company for failing to reduce rates as ordered!

The question is who was in charge of following the NYSPSC regulatory order which Warwick failed to heed timely and thereby costing the Company $971,000 plus interest? The officer in any other telephone company responsible for complying with regulators orders, who failed in his duties as was the case here, would have been fired. Thus, shareholders should be informed as to who the responsible person at Warwick was and why that person was not immediately dismissed by the Board of Directors. If, for example, Mr. Gareiss was the responsible person at the time we would wonder how come he was promoted to President and CEO instead of being fired.

Let us restate your assertion regarding the Maximize Value
Proposal. "Based on the company's performance over the past five years, in our opinion (the opinion of Warwick's management), there is no compelling evidence that the drastic measure described by the proponent is in shareholders' best interests."

It is incumbent upon you and would serve shareholders well if you would immediately explain how you can deliberately make such a statement in good conscious when the facts indicate otherwise; an annually declining business and now a money losing business.

Perhaps you will also explain how management is planning to turn the company around. If you believe this "drastic action" is not in the best interest of shareholders, then you must believe that your future plans for the Company will result in an even more beneficial situation for us. Will you explain why we should wait and what facts support you such that we should be trusting management's claims? Surely you have projections which you must have prepared to support your opinion before the Board adopted the oppositional position it stated in the proxy.

As we opened this letter, "The truth is always the strongest argument." It would indeed be refreshing to have some? Are you not open to providing it?

Why not be candid in your writings and utterances and claim? If you have documentation for your assertions are there any reasons not to now display the courage to be transparent, forthright and immediately responsive to us and to all shareholders of Warwick Telephone Company who have such a vital interest?


Sincerely,

Lawrence J. Goldstein


Exhibit 2:


Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, as well as any further amendments filed by them with respect to the shares of common stock of Warwick Valley Telephone Company, $.01 per value per share, and agree that the Statement is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated: November 14, 2005

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: November 14, 2005

SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: November 14, 2005

SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President